DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 50237-00001

SUPPL

April 5, 2010


10015630

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs/Mesdames:

Re: Gtech International Resources Limited - Exemption No. 82-3779

We are solicitors for Gtech International Resources Limited which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Assistant

Encs.

5/3

Exemption No. 82-3779

April 5, 2010

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	April 1, 2010
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

Document Name or Information		Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	April 1, 2010
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	April 1, 2010

Document Name or Information		Documents Filed
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

2009/2010 ANNUAL MEETING	
	• Notice of Annual Meeting of Shareholders
	• Management Information Circular
	• Annual Financial Statements for the Financial Year Ended April 30, 2009 and the Auditors' report thereon
	• Management's Discussion & Analysis for the Financial Year Ended April 30, 2009
	• Interim Financial Statements for the Nine-Month Period Ended January 31, 2010
	• Management's Discussion & Analysis for the Nine-Month Period Ended January 31, 2010

Place:	Offices of Genetic Technologies Limited 60 - 66 Hanover Street Fitzroy, Victoria 3065 Australia
Time:	11:00 a.m. (Australian Eastern Standard Time)
Date:	Friday, April 30, 2010

GTECH INTERNATIONAL RESOURCES LIMITED

C O R P O R A T E

D A T A

Head Office
60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia
www.gtechinternational.com

Directors & Officers
Sidney C. Hack, Chairman, CEO & Director
Thomas G. Howitt, President, CFO, Secretary & Director
Dr. Paul D.R. MacLeman, Director

Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis LLP
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
DeVisser Gray LLP
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
NEX Board
TSX Venture Exchange
Symbol: GCH.H

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, 60 - 66 Hanover Street, Fitzroy, Victoria 3065, Australia, on Friday, the 30th day of April, 2010, at the hour of 11:00 a.m. (Australian Eastern Standard Time), for the following purposes:

1. to receive the audited Annual Financial Statements of the Company for the financial year ended April 30, 2009, together with the report of the auditors thereon, and the unaudited Interim Financial Statements of the Company for the nine-month period ended January 31, 2010;

2. to appoint auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

3. to fix the number of directors at three;

4. to elect directors of the Company for the ensuing year;

5. to approve, adopt and ratify the ordinary resolution as set out in the Management Information Circular of the Company dated March 23, 2010 ("**Circular**") accompanying this Notice of Meeting, relating to the annual ratification of the Stock Option Plan of the Company; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by the Circular, either a form of Proxy for registered shareholders or a Voting Instruction Form for beneficial shareholders, and a Financial Statement Request Form. Shareholders are able to request to receive copies of the Company's Annual and/or Interim Financial Statements and the Management's Discussion & Analysis ("**MD&A**") by marking the appropriate box on the Financial Statement Request Form. The Company's audited Annual Financial Statements and the accompanying MD&A for the financial year ended April 30, 2009, and the unaudited Interim Financial Statements and the accompanying MD&A for the nine-month period ended January 31, 2010 are available online at www.sedar.com and which, upon request, will be sent without charge to any securityholder of the Company.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Thomas G. Howitt*"
President & CFO

Fitzroy, Victoria, Australia
March 23, 2010

GTECH INTERNATIONAL RESOURCES LIMITED

60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia
Telephone: 61 3 8412 7000
Facsimile: 61 3 8412 7040
www.gtechinternational.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at March 23, 2010 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Gtech International Resources Limited (the "Company") for use at the Annual Meeting of the shareholders of the Company to be held on Friday, April 30, 2010 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment or postponement thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made to forward solicitation materials to the beneficial owners of Common shares of the Company. The costs of solicitation are expected to be nominal and will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President of the Company and the Financial Controller of the Company's parent corporation (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof. **Proxies may be deposited with Computershare Investor Services Inc. using the following method:**

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Revocation of Proxy

Pursuant to section 150(4) of the *Business Corporations Act* (Yukon), a shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, the Taku Building, Suite 201 - 4109 - 4th Avenue, Whitehorse, Yukon Territory, Y1A 1H6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY "FOR" SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer, the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Investor Services Inc. with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions above in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at March 23, 2010, the Company has issued and outstanding 5,168,167 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on March 23, 2010 ("**Record Date**"). Every shareholder of record at the Record Date who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, except to the extent that:

(a) such shareholder has transferred ownership of any of his or her shares after the Record Date; and

(b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the shares, and demands, not later than 10 days before the Meeting,

that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at March 23, 2010, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Genetic Technologies Limited [(1)]	3,918,499	75.82%

Note:

1. Genetic Technologies Limited ("GTG") is an Australian public company whose shares are listed on the Australian Securities Exchange (Code: GTG) and NASDAQ Global Market (ticker: GENE).

ELECTION OF DIRECTORS

The Board presently consists of three directors and it is intended to elect three directors for the ensuing year.

The term of office of each of the present three directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Yukon). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board has not appointed an Executive Committee or a Compensation Committee. The members of the Company's Audit Committee as at the date hereof are Sidney C. Hack (Chair), Thomas G. Howitt and Dr. Paul D.R. MacLeman.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at March 23, 2010:

Name, Present Office and Province or State and Country of Residence[(1)]	Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[(1)(2)]
THOMAS G. HOWITT *Director, President, CFO & Secretary* *Victoria, Australia*	Chartered Accountant; Chief Financial Officer and Company Secretary of GTG[(3)]	June 30, 2005	NIL

Name, Present Office and Province or State and Country of Residence[1]	Principal Occupation or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[1][2]
DR. PAUL D.R. MACLEMAN *Director* *Victoria, Australia*	Registered Veterinary Surgeon; Chairman of the Ausbiotech Agricultural, Environmental and Industrial Advisory Committee in Australia; Chief Executive Officer of GTG[3]	May 13, 2009	NIL
SIDNEY C. HACK *Director, Chairman of the Board & CEO* *Victoria, Australia*	Certified Practising Accountant and Registered Company Auditor; Director, Chairman of the Board, and Chairman of Audit Committee and Corporate Governance Committee of GTG[3]	November 30, 2009	NIL

Notes:

1. The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
2. Does not include stock options held by the directors as at March 23, 2010 as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Thomas G. Howitt	100,000	$0.45	August 26, 2010

3. GTG, the parent corporation of the Company, is an Australian public company whose shares are listed on the Australian Securities Exchange and the NASDAQ Global Market. Its principal business is in licensing, genetic testing and biotechnological research and development. Thomas G. Howitt, Dr. Paul D.R. MacLeman and Sidney C. Hack, all of the management's nominees for election as directors of the Company at the Meeting, are related to GTG. The Company is a subsidiary of GTG where Thomas G. Howitt is the CFO and Company Secretary, Dr. Paul D.R. MacLeman is the CEO, and Sidney C. Hack is the director and Chairman of GTG.

Cease Trade Orders or Bankruptcies

To the best knowledge of the management of the Company, no proposed director of the Company:

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Sanctions and Penalties

To the best knowledge of the management of the Company, no proposed director of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General Provisions

Definitions

For the purposes of this Circular:

"**Board**" means the board of directors of the Company;

"**CEO**" "or "**Chief Executive Officer**" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"**CFO**" or "**Chief Financial Officer**" means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"**closing market price**" means the price at which the Company's security was last sold, on the applicable date,

(a) in the security's principal marketplace in Canada, or

(b) if the security is not listed or quoted on a marketplace in Canada, in the security's principal marketplace;

"**equity incentive plan**" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

"**executive officer**" means an individual who is

(a) a chair, vice-chair or president;

(b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; or

(c) performing a policy-making function in respect of the Company;

"**incentive plan**" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or **"Named Executive Officer"** means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Objectives of Compensation Strategy

The objectives of the Company's compensation strategy are:

- to attract, retain and motivate executives with the requisite skills, experience and commitment necessary to achieve the Company's goals and objectives;
- to strengthen the Company's senior management team and structure an independent board to oversee the affairs of the Company by providing fair, competitive and cost-effective compensation to the Company's executives;
- to align the interests of management with those of the shareholders; and
- to provide rewards for outstanding corporate and individual performance.

The Company's Board has been given the authority to assess the performance of the Company's senior executives and determine their compensation. The Board presently consists of three directors.

What the Compensation Strategy is Designed to Reward

The Company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of the Company's executive compensation program.

A compensation strategy that supports the Company's business strategy is critical to the Company's success and a key compensation objective. Consequently, the Company has designed its executive compensation program to emphasize performance-based incentives that reward its executives for the achievement of specific annual and long-

term business goals. Given the Company's emphasis on performance-based compensation, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence.

Each Element of Compensation

When determining the compensation of the Company's executive officers, the Board considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of three elements:

(a) base salary;

(b) bonus; and

(c) long-term incentive in the form of stock options granted in accordance with the policies of the TSX Venture Exchange (the "**TSXV**").

The Board also considers the individual's performance, tenure and experience, the performance of the Company overall, any retention concerns, the individual's historical compensation and the compensation of the individual's peers in the Company. There is no mandatory framework that determines which of these additional factors may be more or less important, and the emphasis placed on any of these additional factors may vary among the executive officers.

Why the Company Chooses to Pay Each Element

The components of executive compensation are based on pay structures similar to other companies in terms of size, asset and stage of development. It provides the Company the ability to retain qualified and experienced individuals to achieve the Company's short and long term goals. Ultimately this provides the Company with established executives able to provide leadership and able to execute strategies consistent with the Company's corporate objectives.

How the Company Determines the Amount for Each Element

When determining compensation policies and individual compensation levels for the Named Executive Officers, the Board takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, the Board's overall assessment of each executive's individual performance and his contribution towards meeting corporate objectives, levels of responsibility, length of service, and industry comparables. The specific rationale and design of each of these elements are outlined in detail below.

(a) Base Salary: The Named Executive Officers received remuneration from GTG, the parent corporation of the Company, for their services as officers of GTG, which services included managing the Company. No specific portion of the compensation paid to the Named Executive Officer was allocated for their services to the Company.

(b) Bonus: Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Company financial performance. Bonus levels will be determined by level of position of the executive officer with the Company.

The Board will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships, capital raising efforts or achieving satisfaction of predetermined and agreed upon performance criteria. Demonstrations of extraordinary personal commitment to the Company's interests, the community and the industry may also be rewarded through a cash bonus.

Because of the Company's lack of activity and market conditions, bonuses were not paid to the Named Executive Officers for their services in 2009.

(c) Long-Term Incentive: When determining the number of stock options to be granted to an executive officer, the Board takes into account the number and terms of outstanding stock options and vesting provisions when determining whether or not new stock option grants should be made to such executive officer.

The Board may from time to time recommend the grant of stock options to the Company's executive officers under the stock option plan approved by the shareholders of the Company at the annual meeting held on September 12, 2003 ("**Stock Option Plan**" or the "**Plan**"). See "**Material Features of the Stock Option Plan**" below for details. Grants of stock options are intended to enforce and encourage the executive officer's commitment to the Company's growth and the enhancement of share value and to reward executive officers for the Company's performance. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. The Board reviews option balances and recommends grants to newly hired executive officers at the time of their employment, and considers further grants to executive officers from time to time thereafter to such executive officers. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The number of Common shares which may be subject to option in favour of any one individual is limited under the terms of the Stock Option Plan.

During the financial year ended April 30, 2009, the Board did not grant stock options to executive officers of the Company.

CEO Compensation

The components of the CEO's compensation are the same as those that apply to all of the executive officers of the Company, namely base compensation, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO's compensation, the Board reviews salaries paid to other executive officers in the Company, salaries paid to other CEOs in the industry for companies of similar size and stage of development and the CEO's contribution to the affairs of the Company and makes decisions with respect to the CEO compensation.

See "**Summary Compensation Table**" below for particulars on the remuneration of the CEO and other Named Executive Officers.

The Board periodically reviews the terms of reference for the Company's CEO, reviews corporate goals and objectives relevant to the compensation of the CEO, leads a periodic CEO review/evaluation process, determines CEO's compensation based on the result of the CEO's evaluation, determines if any agreements between the Company and the CEO, including those addressing retirement, termination of employment or other special circumstances, as appropriate are necessary.

How Compensation Program Fits with Compensation Objectives

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive resource development environment through a cash compensation program, consisting of base salary and bonus opportunity and providing an opportunity to participate in the Company's growth through stock options.

The compensation package meets the goal of aligning the interest of management with the interest of the Company's shareholders. Through the grant of stock options, if the price of the Company's shares increases over time, both executives and shareholders will benefit. In addition, the Company believes that long-term incentives promotes ownership of the Company and serve to align the interests of management with the interests of the Company's shareholders. The Company provides this long-term incentive by granting stock options to executive officers in accordance with the policies of the TSXV. On August 7, 2003, the Board approved a 10% "**rolling**" Stock Option Plan, which was approved by the shareholders of the Company at its annual meeting of shareholders held on September 12, 2003. Any options granted permit executive officers to acquire Common shares at an exercise price equal to the market value at the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

Option-Based Awards

See discussion in "**Long-Term Incentive**" above.

Summary of Compensation

Summary Compensation Table

The following table sets out all compensation paid to each NEO for the financial year ended April 30, 2009:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d)	Option-based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compen-sation ($) (h)	Total compen-sation ($) (i)
					Annual Incentive Plans (f1)	Long-term incentive plans (f2)			
Fred Bart *Former Chairman of the Board & CEO*[1]	2009	NIL[2]	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Thomas G. Howitt *President, CFO & Secretary*	2009	NIL[2]	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Notes:

1. Fred Bart was the Chairman of the Board and CEO of the Company until November 24, 2009, and Sidney C. Hack was later appointed Chairman of the Board and CEO of the Company.
2. Fred Bart and Thomas G. Howitt received no compensation from the Company; however, during Mr. Bart's engagement as the Chairman of GTG, he received remuneration from GTG for his services as the Chairman, which services included managing the Company. Mr. Howitt received remuneration from GTG for his services as Company Secretary and Chief Financial Officer of GTG, which services included managing the Company as well. No specific portion of the compensation paid to Mr. Bart and Mr. Howitt was allocated for their services to the Company.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the outstanding share-based awards and option-based awards held by the Named Executive Officers as at April 30, 2009 and includes awards granted in previous years:

	Option-based awards				Share-based awards	
Name **(a)**	**Number of securities underlying unexercised options (#)** **(b)**	**Option exercise price ($)** **(c)**	**Option expiration date** **(d)**	**Value of unexercised in-the-money options ($)[1]** **(e)**	**Number of shares or units of shares that have not vested (#)** **(f)**	**Market or payout value of share-based awards that have not vested ($)** **(g)**
Fred Bart Former *Chairman of the Board & CEO*[2]	NIL	N/A	N/A	N/A	NIL	N/A
Thomas G. Howitt President, *CFO & Secretary*	100,000[3]	$0.45	August 26, 2010	N/A[4]	NIL	N/A

Notes:

1. The "Value of unexercised in-the-money options" is calculated using the closing market price of the Common shares of the Company on the NEX board of TSXV on April 16, 2009 (being the last day the Common shares of the Company traded prior to April 30, 2009) of $0.10.
2. Fred Bart was the Chairman of the Board and CEO of the Company until November 24, 2009, and Sidney C. Hack was later appointed Chairman of the Board and CEO of the Company.
3. Option to purchase 100,000 Common shares of the Company at $0.45 per share exercisable until August 26, 2010.
4. Based on the closing market price of the Company's Common shares on the NEX board of TSXV on April 16, 2009 of $0.10 per Common share, the stock options were not in-the-money.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the financial year ended April 30, 2009:

Name **(a)**	**Option-based awards – Value vested during the year [1]** **($)** **(b)**	**Share-based awards – Value vested during the year** **($)** **(c)**	**Non-equity incentive plan compensation – Value earned during the year** **($)** **(d)**
Fred Bart Former Chairman of the Board & *CEO*[2]	NIL	NIL	NIL
Thomas G. Howitt President, CFO & Secretary	NIL	NIL	NIL

Notes:

1. "Value vested during the year" means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
2. Fred Bart was the Chairman of the Board and CEO of the Company until November 24, 2009, and Sidney C. Hack was later appointed Chairman of the Board and CEO of the Company.

The option-based awards noted above were granted by the Board based under the Company's Stock Option Plan, which Plan was previously approved by the shareholders of the Company. See "**Material Features of the Stock**

Option Plan" below for significant terms of the Plan. During the financial year ended April 30, 2009, no options were granted and no previously granted options were exercised.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

The Company has no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in a Named Executive Officer's responsibilities.

Director Compensation

Summary Compensation Table

The following table sets out all compensation paid to each of the directors who were not an NEO for the financial year ended April 30, 2009:

Name (a)	Fees earned ($) (c)	Share-based awards ($) (d)	Option-based awards ($) (e)	Non-equity incentive plan compen-sation ($) (f)	Pension value ($) (g)	All other compen-sation ($) (h)	Total ($) (i)
Elizabeth Sy[(1)]	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Notes:

1. Elizabeth Sy was a director of the Company until May 13, 2009.

The Board determined that it was not necessary to pay any compensation to the directors for the financial year ended April 30, 2009.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the outstanding share-based awards and option-based awards held by the directors who were not an NEO as at April 30, 2009 and includes awards granted in previous years:

	Option-based awards				Share-based awards	
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Elizabeth Sy[(1)]	NIL	N/A	N/A	N/A	NIL	N/A

Notes:

1. Elizabeth Sy was a director of the Company until May 13, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at April 30, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	100,000	$0.45	416,816
Equity compensation plans not approved by securityholders	NIL	N/A	N/A
Total	100,000		416,816

The Company's Stock Option Plan was originally established by the directors of the Company on August 7, 2003. The maximum number of shares reserved for issuance thereunder is 10% of the issued and outstanding Common shares of the Company. For a description of the material features of this equity compensation plan, see "**Material Features of Stock Option Plan**" below. The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

Material Features of the Stock Option Plan

Adoption of Plan

The policies of the TSXV require that listed companies adopt either a "**rolling**" stock option plan or a "**fixed number**" stock option plan. On August 7, 2003, the directors of the Company established a "**rolling**" Stock Option Plan. The maximum number of Common shares of the Company reserved for issuance under the Plan is 10% of the issued and outstanding Common shares of the Company on a "**rolling**" basis. Since that date, the shares of the Company have been moved to the NEX Board of the TSXV and companies so listed are not required to adopt a stock option plan. However, the Company wishes to maintain the Plan because the Company aspires to become listed on the TSXV in the future. Accordingly, the Company is seeking annual ratification of the Plan by the shareholders at the Meeting.

Purpose of the Plan

The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of the Company's directors, senior officers, employees and consultants responsible for the continued success of the Company; to create in those persons a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company. The Company decided to implement the Plan to

provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/TSXV Policies

The Plan is administered by the Board or, where applicable, by a Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as at the date of the grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSXV. The current policies of the TSXV provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing market price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing market price was up to $0.50, 20% where the closing market price was $0.51 to $2.00 and 15% where the closing market price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued Common shares of the Company at the time of grant of the stock option, unless the Company obtained the requisite disinterested shareholder approval;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common shares of the Company at the time of grant of the stock option;

   (c) and the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies on the TSXV is a maximum of ten years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period set forth in the Company's Stock Option Plan, which must be a reasonable time after the optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSXV.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options; or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company; or the issuance to any one optionee within a 12 month period, of a number of shares exceeding 5% of the issued shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is at the date of this Circular, or has been at any time since the beginning of a last completed financial year, indebted to the Company, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the knowledge of management of the Company, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of DeVisser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing DeVisser Gray LLP, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual meeting of shareholders or until the firm of DeVisser Gray LLP, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board to fix the compensation of the auditors for the ensuing year. DeVisser Gray LLP, Chartered Accountants, have been the auditors of the Company since September 21, 1999.

MANAGEMENT CONTRACTS

Other than as disclosed herein, no management functions of the Company are performed to any substantial degree by persons other than the directors or executive officers of the Company during the most recently completed financial year.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company does not hold directors' and officers' liability insurance.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators ("**NI 52-110**") requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth below.

The Company's audit committee ("**Audit Committee**") is governed by an audit committee charter, the text of which is attached as Schedule A to the Company's Management Information Circular dated August 5, 2004, a copy of which is available online at www.sedar.com.

The Audit Committee is presently comprised of three directors, Sidney C. Hack (as Chair), Thomas G. Howitt and Dr. Paul D.R. MacLeman. As defined in NI 52-110, Thomas G. Howitt, Sidney C. Hack and Dr. Paul D.R. MacLeman are not "**independent**". NI 52-110 does not require venture issuers to have an audit committee composed entirely of independent directors. Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company.

Sidney C. Hack is a Certified Practising Accountant and Registered Company Auditor. He recently retired after 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants. He has extensive experience in large company audits, financial planning and taxation and has also been appointed as Chairman of the Company's parent, GTG. He also serves as Chairman of both GTG's Audit Committee and its Corporate Governance Committee.

Thomas G. Howitt is a Chartered Accountant and is a member of the Australian Institute of Chartered Accountants, the Taxation Institute of Australia and the Australian Institute of Chartered Secretaries. He is also an International Associate of the American Institute of Certified Public Accountants. He is the CFO of GTG. He has served as CFO and Company Secretary for a number of public companies listed on both the Australian Securities Exchange and foreign stock exchanges, including the former Vancouver Stock Exchange. His experience covers all facets of financial management and control across a variety of industries including resources and technology and has played key roles in the successful raising of both bank debt and equity capital and the management of complex due diligence programs. He has also worked as a taxation manager for international accountants Ernst & Young and in the investment banking industry.

Dr. Paul D.R. MacLeman was appointed CEO of GTG in May 2009. He is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a graduate of the Australian Institute of Company Directors. He is the current Chairman of the Ausbiotech Agricultural, Environmental & Industrial Advisory Committee in Australia and the former CEO of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials. Dr. MacLeman has previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

Since the commencement of the Company's most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the Audit Committee, on a case-by-case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2009	$5,250	NIL	NIL	NIL
April 30, 2008	$5,800	NIL	NIL	NIL

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101, Disclosure of Corporate Governance Practices ("**NI 58-101**") requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "**venture issuer**" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors	
(i) Disclose the identity of directors who are independent.	(i) The Company has no directors who are independent.
(ii) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(ii) The Company has three directors who are not independent because they are executive officers of the Company or the Company's parent, GTG, namely: Sidney C. Hack (Chairman of the Board & CEO of the Company, and Chairman of the Board of GTG); Thomas G. Howitt (President, Secretary & CFO of the Company, and CFO and Company Secretary of GTG); and Dr. Paul D.R. MacLeman (CEO of GTG).
2. Directorships	
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Thomas G. Howitt: N/A • Sidney C. Hack: Genetic Technologies Limited (Australian Securities Exchange; NASDAQ Global Market); • Dr. Paul D.R. MacLeman: N/A

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
3. Orientation and Continuing Education	
Describe what steps, if any, the Board takes to orient new directors, and describe any measures the Board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4. Ethical Business Conduct	
Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements as well as with the Company's Corporate Disclosure Policy, Insider Trading Policy and Whistle Blower Policy.
5. Nomination of Directors	
Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:	
(i) who identifies new candidates, and	(i) When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board.
(ii) the process of identifying new candidates.	(ii) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation	
Disclose what steps, if any, are taken to determine compensation for directors and CEO, including:	
(i) who determines compensation, and	(i) At the present time, the Company is inactive and does not pay compensation to the Company's directors and CEO, except for stock options. The Board administers the Company's stock option plan.
(ii) the process of determining compensation.	(ii) The Board grants stock options to directors and executive officers of the Company from time to time. Executive officers and directors may be compensated through stock options for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be guided by the following goals: (a) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (b) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
	substantially revised equity compensation plans for directors as required by regulatory policies.
7. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.
8. Assessments Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not have a formal process to critically review the performance of the Board and each of its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Receipt Of Financial Statements

The Board has approved all the information in the audited financial statements for the year ended April 30, 2009 and the auditors' report thereon, and the unaudited financial statements for the nine-month period ended January 31, 2010, copies of which are delivered herewith.

These financial statements are also available on SEDAR at www.sedar.com.

Fix The Number Of Directors

The shareholders of the Company will be asked to vote to fix the number of directors at three. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution fixing the number of directors of the Company at three.**

Annual Ratification Of Stock Option Plan

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution to give annual approval to the Plan and the granting of stock options to insiders under the Plan in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan adopted by the directors of the Company on August 7, 2003 be and is hereby approved, ratified and confirmed;
2. the Company's directors be and they are hereby authorized until the date of the next annual meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options on a "**rolling**" basis;
3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and
4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer

may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. See "**General**" below. If the Plan is not approved by the shareholders, the Company may not be in a position to offer increased incentives to its present or future directors, officers, employees, consultants and/or management company employees.

Other Business

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

Shareholder Proposals

Any shareholder who intends to present a proposal at the Company's next annual meeting of shareholders must send the proposal to the Company at its registered office, the Taku Building, Suite 201 - 4109 - 4th Avenue, Whitehorse, Yukon Territory, Y1A 1H6. Pursuant to subsection 138(5)(a) of the *Business Corporations Act* (Yukon), the deadline for persons eligible to submit a proposal for the Company's next annual meeting of shareholders is 90 days before the anniversary date of the Meeting.

General

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's financial statements and management's discussion and analysis for the financial year ended April 30, 2009 and for the nine-month period ended January 31, 2010.

Shareholders wishing to obtain copies of the Company's financial statements and management's discussion and analysis may contact the Company as follows:

Gtech International Resources Limited
60 - 66 Hanover Street
Fitzroy, Victoria 3065 Australia
Telephone: 61 3 8412 7000
Fax: 61 3 8412 7040
Website: www.gtechinternational.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Thomas G. Howitt*"
President & CFO

Fitzroy, Victoria, Australia
March 23, 2010

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

APRIL 30, 2009

and

APRIL 30, 2008

THIS PAGE INTENTIONALLY LEFT BLANK

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2009 and 2008 and the statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2009 and 2008 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 22, 2009

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the years ended April 30,	**2009**	**2008**
	$	**$**
Revenue		
Interest received	2,775	11,000
Total revenue	2,775	11,000
Expenses		
Audit fees	5,250	5,800
Bank charges	278	312
Filing fees	2,600	2,663
Internet expenses	-	77
Legal fees	33,489	13,551
Printing and postage expenses	516	1,514
Share registry fees	8,029	6,427
Stock exchange fees	5,250	5,287
Total expenses	55,412	35,631
Net loss and comprehensive loss for the year	(52,637)	(24,631)
Deficit at the beginning of the year	(4,470,169)	(4,445,538)
Net loss for the year	(52,637)	(24,631)
Deficit at the end of the year	(4,522,806)	(4,470,169)
Loss per share (cents per share) (Note 8)	(1.02)	(0.48)

See Notes to the Financial Statements

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS

As at April 30,	2009	2008
	$	$
Assets		
Current Assets		
Cash	383,925	436,556
Total Current Assets	383,925	436,556
Total Assets	383,925	436,556
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	5,721	5,715
Total Current Liabilities	5,721	5,715
Total Liabilities	5,721	5,715
Shareholders' Equity		
Share capital (Note 9)	4,852,410	4,852,410
Contributed surplus	48,600	48,600
Deficit	(4,522,806)	(4,470,169)
Total Shareholders' Equity	378,204	430,841
Total Liabilities and Shareholders' Equity	383,925	436,556

Continuance of operations (Note 1)

Original approved by the Directors

"Fred Bart"

FRED BART
Chairman, Director and CEO

"Thomas G. Howitt"

THOMAS G. HOWITT
President, Director, Secretary and CFO

See Notes to the Financial Statements

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS

For the years ended April 30,	2009	2008
	$	$
Cash used in		
Operating activities		
Net loss for the year	(52,637)	(24,631)
Changes in non-cash working capital		
Accounts payable and accrued expenses	6	470
Net decrease in cash	(52,631)	(24,161)
Cash at the beginning of the year	436,556	460,717
Cash at the end of the year	383,925	436,556

See Notes to the Financial Statements

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating other business opportunities.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and liabilities in the normal course of operations for the foreseeable future. The Company has incurred losses since its inception and, as at April 30, 2009, has an accumulated operating deficit in excess of $4.5 million. These financial statements reflect no adjustments which would become necessary in the event that the Company is unable to continue as a going concern.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company applies the fair value method of accounting for options and the fair value of options granted is calculated using a Black-Scholes option-pricing model and included as an administrative expense.

(d) Income taxes

The Company accounts for income taxes using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

3. Accounting policies not yet adopted

The following pronouncement recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. Change in accounting policies

Effective as of May 1, 2008, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows.

(a) CICA Handbook Section 1535 - Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company maintains all of its cash in at-call deposits and currently has no capital raising requirements.

(b) Financial Instruments - recognition and measurement (CICA Handbook Section 3855) and disclosure and presentation (CICA Handbook Section 3861)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost. Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost. During the year ended April 30, 2009, the Company had neither available for sale nor held-to-maturity financial instruments.

5. Financial instruments

Effective May 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3862 and 3863. These new standards require qualitative and quantitative information about exposure to risk arising from financial statements. In accordance with this increased disclosure, the Company's risk exposures and the potential impact on the Company's financial results are summarized below:

(a) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfil its payment obligations. The Company believes that it has no significant credit risk.

(b) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquid funds available to meet its liabilities as, and when, they fall due. As at April 30, 2009, the Company had a cash balance of $383,925 to settle current liabilities of $5,721. The Company's financial liabilities generally have contractual maturities of 30 days and are subject to normal terms of trade.

(c) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and equity prices.

(d) Interest rate risk

The Company currently holds its cash balances at the Bank of Montreal. The Company's current policy is to invest its excess cash in investment-grade savings accounts managed by the Bank. The Company periodically monitors the investments it makes and is satisfied with the credit rating of its Bank.

(e) Foreign currency risk

The Company believes that it currently has no significant foreign exchange risk.

(f) Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine appropriate courses of action to be taken by the Company.

6. Exploration agreements

Aurex Property - Mayo Mining District

The Company had a 100% interest in this property which consisted of 155 mineral claims. In August 2001, the Company accepted 600,000 common shares in Yukon Zinc as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. The Company retains a 1.5% royalty on the project which Stratagold Corporation may purchase for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC") in January 2002. The Company accepted 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. The Company retains a 2% net smelter royalty which ATAC may purchase for $600,000.

7. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at April 30, 2009, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

During the year ended April 30, 2009, GTG paid certain minor invoices on behalf of the Company which were subsequently repaid in full. Accordingly, as at April 30, 2009, there were no amounts owing to GTG.

8. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at April 30, 2007	5,168,167	4,852,410
Movements during the year ended April 30, 2008		
None	-	-
Balances as at April 30, 2008	5,168,167	4,852,410
Movements during the year ended April 30, 2009		
None	-	-
Balances as at April 30, 2009	5,168,167	4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

During the year ended April 30, 2006, the Company granted stock options to certain Directors to acquire up to an aggregate of 200,000 common shares at an exercise prices of $0.45 per share with a fair value of $48,600, of which $16,200 has been recorded as an expense in the financial statements for that year. During the year ended April 30, 2007, the remaining expense of $32,400 was recorded as an expense.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%; expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

9. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

10. Income taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

As at April 30,	**2009**	**2008**
	$	**$**
Net loss	(52,637)	(24,631)
Effective statutory rate	30.0%	31.0%
Expected taxes payable	(15,791)	(7,636)
Unrecognized benefit of non-capital losses	15,791	7,636
Total income taxes payable	-	-

Future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets at April 30, 2009 and 2008 are as follows:

As at April 30,	**2009**	**2008**
	$	**$**
Future income tax assets		
Non-capital loss carry-forwards	184,000	163,000
Deferred costs	3,656,191	3,656,191
Total	3,840,191	3,819,191
Effective statutory rate	26.0%	28.5%
Potential future income tax assets	998,450	1,088,469
Valuation allowance	(998,450)	(1,088,469)
	-	-

At April 30, 2009, the Company has non-capital loss carry forwards of approximately $184,000, expiring as follows:

As at April 30,		**2009**	**2008**
Year of origin	Year of expiry	**$**	**$**
2002	2009	32,000	32,000
2003	2010	25,000	25,000
2005	2015	23,000	23,000
2006	2026	28,000	28,000
2007	2027	30,000	30,000
2008	2028	25,000	25,000
2009	2029	53,000	-
		184,000	163,000

11. Segmented information

As at April 30, 2009, all of the Company's assets, amounting to $383,925, were located in Canada. The only revenue earned by the Company during the year ended April 30, 2009 was interest received of $2,775 (2008: $11,000), which was earned in Canada.

12. Comparative figures

Certain 2008 comparative figures have been reclassified to conform to the financial statement presentation in 2009.

13. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)

For the year ended April 30, 2009

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the year ended April 30, 2009 should be read in conjunction with the information provided in the Company's Financial Statements for the years ended April 30, 2009 and 2008 and the material herein.

DATE

This MD&A is dated June 22, 2009.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the majority of its assets in the form of cash deposits ($383,925 as at April 30, 2009). No securities of the Company were issued during the financial year ended April 30, 2009. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying opportunities for the Company to acquire. During the last year, several opportunities were evaluated in detail. Such activities are continuing. The Directors anticipate that, once they have identified a suitable project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

The Company incurred general and administrative expenses of $55,412 during the year ended April 30, 2009. As at April 30, 2009, the Company had working capital of $378,204, and believes that it has sufficient funds to pay its ongoing expenses during the next financial year.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

SELECTED ANNUAL INFORMATION

The following table sets out selected financial information of the Company as at the end of each of the last three financial years up to, and including, April 30, 2009. The financial information is derived from the Company's Financial Statements which were audited by De Visser Gray LLP, Chartered Accountants. Unless otherwise stated, all currency amounts contained in this Management Discussion and Analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

SELECTED ANNUAL INFORMATION (cont.)

	2009	2008	2007
	$	$	$
Total revenues	2,775	11,000	11,837
Profit/(loss) before discontinued operations	(52,637)	(24,631)	(62,478)
Net profit/(loss)	(52,637)	(24,631)	(62,478)
Net profit/(loss) per share (cents per share)	(1.02)	(0.48)	(1.21)
Profit/(loss) per fully-diluted share (cents per share)	(1.02)	(0.48)	(1.21)
Total assets	383,925	436,556	460,717
Working capital	378,204	430,841	455,472
Total long-term financial liabilities	-	-	-
Cash dividends declared per share	-	-	-

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be used to finance its identification and acquisition of a business opportunity.

RESULTS FROM OPERATIONS

The Company has no operations and reported a net loss for the year ended April 30, 2009 of $52,637, compared to a net loss of $24,631 for the year ended April 30, 2008. Total expenses for the year ended April 30, 2009 were $55,412, compared to the year ended April 30, 2008 of $35,631.

Total costs incurred during the period under review in relation to identifying opportunities for the Company, as stated in the Description of Business section of this Report, were $nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the year ended April 30, 2009 consisted of interest received of $2,775 (2008: $11,000).

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at April 30, 2009.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous eight quarters ending with April 30, 2009. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues (1)	Net profit/(loss) (2)	Net profit/(loss) per share
	$	$	$
April 30, 2009	-	(15,486)	(0.003)
January 31, 2009	219	(17,250)	(0.003)
October 31, 2008	1,184	(5,460)	(0.001)
July 31, 2008	1,372	(14,441)	(0.003)
April 30, 2008	2,036	(9,023)	(0.002)
January 31, 2008	2,851	(644)	(0.000)
October 31, 2007	3,152	(13,019)	(0.002)
July 31, 2007	2,961	(1,945)	(0.000)

SUMMARY OF QUARTERLY RESULTS (cont.)

Notes

(1) Interest earned on cash deposits.

(2) Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2007, 2008 and 2009. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

The Company has no operations from which to generate revenues. As at April 30, 2009, the Company had cash on hand of $383,925 (April 30, 2008: $436,556), which is sufficient to meet its obligations as they become due during the current financial year. These funds will be applied towards the investigation of business opportunities and general working capital.

CAPITAL RESOURCES

Management of the Company believes that it has sufficient financial resources to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year. As at April 30, 2009, the Company had made no commitments for expenditures other than for routine administrative expenses.

The acquisition of a business opportunity may require additional financing. The Company has limited financial resources and there is no assurance that additional financing will be available to the Company, although the Company may attempt to raise additional funds through the issue of its securities by way of one or more private placements to the public and/or the Company's parent, Genetic Technologies Limited.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

TRANSACTIONS WITH RELATED PARTIES

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at balance date, GTG owned of 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares. During the year ended April 30, 2009, GTG paid certain invoices on behalf of the Company which the Company subsequently repaid. As at April 30, 2009, there were no amounts owing to GTG.

FOURTH QUARTER

No revenue was received for the quarter ended April 30, 2009. Total expenses for the quarter ended April 30, 2008 were $15,486. The loss for the fourth quarter was $15,486.

PROPOSED TRANSACTIONS

Although the Company has decided to focus its activities on identifying business opportunities for the Company to acquire, it has not yet identified a potential opportunity for acquisition.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not initially adopt any new accounting policies during the financial year ended April 30, 2009, or subsequent to such year end, and the Company is not expecting to adopt any changes to its accounting policies, whether voluntarily or as a result of changes to any accounting standards.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company only invests in cash deposits with large banks that are considered to be low risk.

DIRECTORS AND OFFICERS

As at the date of this Management Discussion & Analysis, the following individuals served as Directors of the Company:

Fred Bart	Chairman, Director and Chief Executive Officer
Thomas G. Howitt	President, Director, Chief Financial Officer and Secretary
Dr. Paul D.R. MacLeman	Director

During the period from May 1, 2008 up to the date of this Management Discussion & Analysis, Dr. Mervyn Jacobson and Elizabeth Sy also served as Directors of the Company.

OTHER MD&A REQUIREMENTS

Additional Disclosure for Venture Issuers without Significant Revenue

During the two most recently completed financial years, the Company has not operated as an exploration company and therefore has not incurred, capitalized or expensed exploration and development costs or deferred development costs. The Company has also not incurred any research and development costs. General and administrative costs were $55,412 for the financial year ended April 30, 2009 and $35,631 for the financial year ended April 30, 2008.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value. As at the date of this Management Discussion & Analysis, there are 5,168,167 common shares issued and outstanding.

The Company also has outstanding the following options to purchase common shares:

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

Internal Control over Financial Reporting

Under National Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Fred Bart, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the financial year ended April 30, 2009 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

OTHER MD&A REQUIREMENTS (cont.)

Additional Information

The Company's web address is **www.gtechinternational.com**

Information relating to the Company may also be found on the SEDAR website (www. SEDAR.com).

Forward-looking Statements

This MD&A contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future acquisitions and events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding possible future acquisitions (including opportunities in the biotechnology sector), spending plans and possible financing plans. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market conditions, availability of capital and financing, general economic, market or business conditions, and availability of possible acquisition opportunities on favourable terms. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including assumptions regarding general business and economic conditions, the state of the legal and regulatory environment in which the Company operates, the ability of the Company to satisfy regulatory requirements and the availability of capital and financing for the Company's operations and contemplated or proposed transactions on satisfactory terms.

BY ORDER OF THE BOARD

"Fred Bart"

FRED BART
Chairman, Director and CEO

"Thomas G. Howitt"

THOMAS G. HOWITT
President, Director, CFO and Secretary

GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

JANUARY 31, 2010

THESE UNAUDITED INTERIM FINANCIAL STATEMENTS
HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS
(UNAUDITED)

	January 31, 2010 $	April 30, 2009 $
Assets		
Current Assets		
Cash	356,701	383,925
Total Current Assets	356,701	383,925
Total Assets	356,701	383,925
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	382	5,721
Total Liabilities	382	5,721
Shareholders' Equity		
Authorised capital – unlimited number of common shares without par value		
Issued capital – 5,168,167 shares	4,852,410	4,852,410
Contributed surplus	48,600	48,600
Deficit	(4,544,691)	(4,522,806)
Total Shareholders' Equity	356,319	378,204
Total Liabilities and Shareholders' Equity	356,701	383,925

Original approved by the Directors

"Sidney C. Hack" "Thomas G. Howitt"

SIDNEY C. HACK
Chairman, Director and CEO

THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended January 31,		Nine-month period ended January 31,	
	2010	2009	2010	2009
	$	$	$	$
Revenue				
Interest received	-	219	-	2,775
Total revenue	-	219	-	2,775
Expenses				
Audit fees	-	-	275	(250)
Bank charges	50	74	341	226
Filing fees	-	-	2,785	2,600
Legal fees	4,098	14,205	10,791	28,965
Share registry fees	823	1,878	2,510	4,447
Stock exchange listing fees	1,312	1,312	3,938	3,938
Travel and accommodation costs	-	-	1,245	-
Total expenses	6,283	17,469	21,885	39,926
Net loss for the period	(6,283)	(17,250)	(21,885)	(37,151)
Deficit at the beginning of the period	(4,538,408)	(4,490,070)	(4,522,806)	(4,470,169)
Deficit at the end of the period	(4,544,691)	(4,507,320)	(4,544,691)	(4,507,320)
Loss per share (cents per share)	(0.12)	(0.33)	(0.42)	(0.72)

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three-month period ended January 31,		Nine-month period ended January 31,	
	2010	**2009**	**2010**	**2009**
	$	**$**	**$**	**$**
Cash used in operating activities				
Net loss	(6,283)	(17,250)	(21,885)	(37,151)
Items not affecting cash				
Stock based compensation expense	-	-	-	-
Changes in non-cash working capital				
Accounts payable/accrued liabilities	169	11,722	(5,339)	7,103
	(6,114)	(5,528)	(27,224)	(30,048)
Investing activities				
None	-	-	-	-
Financing activities				
None	-	-	-	-
Net increase/(decrease) in cash held	(6,114)	(5,528)	(27,224)	(30,048)
Cash at the beginning of period	362,815	412,036	383,925	436,556
Cash at the end of period	356,701	406,508	356,701	406,508

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating a range of business opportunities.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests but retains residual royalty entitlements in respect of its Aurex and Revenue Creek exploration properties.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company has elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as a stock based compensation expense.

(d) Income taxes

Effective from January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets. The implementation of the new recommendations, which were applied retroactively, has had no effect on these consolidated financial statements.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(f) Interest rate, currency and credit risk

The corporation is not subject to significant credit, currency and interest rate risks arising from these financial statements.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company previously had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, which have since been sold, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company previously owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC, which have since been sold, and $5,000 in cash as payment for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on both the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at January 31, 2010, GTG owned 3,918,499 shares in the Company, representing approximately 75.82% of the Company's issued shares.

There were no transactions with any related parties during the three-month period ended January 31, 2010.

5. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
		$
Balances as at October 31, 2009	5,168,167	4,852,410
Movements during the quarter	-	-
Balances as at January 31, 2010	5,168,167	4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
100,000	$0.45	August 26, 2010

Summary of warrants outstanding

As at January 31, 2010, there were no warrants outstanding.

5. Share capital (cont.)

During the year ended April 30, 2006, the Company granted stock options to Directors to acquire up to an aggregate of 200,000 common shares at an exercise price of $0.45 per share with a total fair value of $48,600, of which $16,200 was recognised as an expense during that year. The remaining expense of $32,400 was recognised as an expense during the year ended April 30, 2007.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%, an expected life of five years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

6. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

7. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

8. Segmented information

As at January 31, 2010, all of the Company's assets, amounting to $356,701, were located in Canada. There was no revenue earned by the Company during the three-month period ended January 31, 2010. However, during the previous corresponding quarter, interest of $219 was received which was earned in Canada.

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)

For the three-month period ended January 31, 2010

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the three-month period ended January 31, 2010 should be read in conjunction with the information provided in the Company's Financial Statements for the periods ended January 31, 2010 and the material contained herein.

Unless otherwise noted, all currency amounts contained in this MD&A and in the Financial Statements are stated in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted accounting standards.

DATE

This MD&A is dated February 25, 2010.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the majority of its assets in the form of cash deposits ($356,701 as at January 31, 2010). No securities of the Company were issued during the three-month period ended January 31, 2010. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying opportunities for the Company to acquire. The Directors anticipate that, once they have identified a suitable project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

As at the date of this MD&A, the Company is pursuing several opportunities which may, subject to receiving any necessary Shareholder approval, result in a potential project being acquired by the Company.

The Company incurred total expenses of $6,283 during the three-month period ended January 31, 2010. As at January 31, 2010, the Company had working capital of $356,319, and believes that it has sufficient funds to pay its ongoing expenses.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

OVERALL PERFORMANCE (cont.)

Results from operations

The Company reported a net loss for the three-month period ended January 31, 2010 of $6,283, compared to a net loss of $17,250 for the three-month period ended January 31, 2009. Total expenses for the three-month period ended January 31, 2010 were $6,283, compared to the three-month period ended January 31, 2009 of $17,469. Total costs incurred during the period under review in relation to identifying opportunities for the Company, as stated in the Description of Business section of this Report, were $nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the three-month period ended January 31, 2010 was $nil. Revenue for the three-month period ended January 31, 2009 consisted of interest received of $219.

During the three-month period ended January 31, 2010, $6,283 (January 31, 2009: $17,469) was spent on general and administration expenses.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous 8 quarters ending with January 31, 2010. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues	Net profit/(loss)[1]	Net profit/(loss) per share
	$	$	$
January 31, 2010	-	(6,283)	(0.001)
October 31, 2009	-	(6,251)	(0.001)
July 31, 2009	-	(9,351)	(0.002)
April 30, 2009	-	(15,486)	(0.003)
January 31, 2009	219	(17,250)	(0.003)
October 31, 2008	1,184	(5,460)	(0.001)
July 31, 2008	1,372	(14,441)	(0.003)
April 30, 2008	2,036	(9,023)	(0.002)

Note 1: Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2008, 2009 and 2010. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

As at January 31, 2010, the Company had cash on hand of $356,701 (April 30, 2009: $383,925), which is sufficient to meet its obligations as they become due. These funds will be applied towards the investigation of new business opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated it may be willing to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

TRANSACTIONS WITH RELATED PARTIES

There were no transactions with any related parties during the three-month period ended January 31, 2010.

CAPITAL RESOURCES

Management of the Company believes that it has sufficient financial resources to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year. As at January 31, 2010, the Company had made no commitments for expenditures other than for routine administrative expenses.

The acquisition of a business opportunity may require additional financing. The Company has limited financial resources and there is no assurance that additional financing will be available to the Company, although the Company may attempt to raise additional funds through the issue of its securities by way of one or more private placements to the public and/or the Company's parent, Genetic Technologies Limited.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

PROPOSED TRANSACTIONS

Although the Company has decided to focus its activities on identifying business opportunities for the Company to acquire, it has not yet identified a potential opportunity for acquisition.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not initially adopt any new accounting policies during the three-month period ended January 31, 2010, or subsequent to such period end, and the Company is not expecting to adopt any changes to its accounting policies, whether voluntarily or as a result of changes to any accounting standards.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company only invests in cash deposits with large banks that are considered to be low risk.

DIRECTORS AND OFFICERS

Sidney C. Hack	Chairman, Director and CEO
Thomas G. Howitt	President, Director, Secretary and CFO
Dr. Paul D.R. MacLeman	Director

On November 24, 2009, the Company's former Chairman, Mr. Fred Bart, resigned from all positions held in the Company. On November 30, 2009, Mr. Sidney C. Hack was appointed as Chairman, Director and CEO of the Company in his place.

The Company is dependent on a small number of key Directors and Officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

OTHER INFORMATION

Additional Disclosure for Venture Issuers without Significant Revenue

During the two most recently completed financial years, the Company has not operated as an exploration company and therefore has not incurred, capitalized or expensed exploration and development costs or deferred development costs. The Company has also not incurred any research and development costs. General and administrative costs were $55,412 for the financial year ended April 30, 2009 and $35,631 for the financial year ended April 30, 2008.

No external investor relations activities were carried out during the period under review. The Company maintains a web site at **http://www.gtechinternational.com**, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

OUTSTANDING SHARE DATA AS AT DATE OF THE REPORT

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at January 31, 2010	5,168,167	$4,852,410
Balance as at October 31, 2009	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
100,000	$0.45	August 26, 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING

Under National Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Sidney C. Hack, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the three-month period ended January 31, 2010 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future acquisitions and events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

FORWARD-LOOKING STATEMENTS (cont.)

Forward-looking statements in this document include statements regarding possible future acquisitions (including opportunities in the biotechnology sector), spending plans and possible financing plans. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.

Factors that could cause the actual results to differ materially from those in forward-looking statements include market conditions, availability of capital and financing, general economic, market or business conditions, and availability of possible acquisition opportunities on favourable terms. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made.

The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including assumptions regarding general business and economic conditions, the state of the legal and regulatory environment in which the Company operates, the ability of the Company to satisfy regulatory requirements and the availability of capital and financing for the Company's operations and contemplated or proposed transactions on satisfactory terms.

BY ORDER OF THE BOARD

"Sidney C. Hack"

SIDNEY C. HACK
Chairman, Director and CEO

"Thomas G. Howitt"

THOMAS G. HOWITT
President, Director, Secretary and CFO

Exemption No.: 82-3779

FINANCIAL STATEMENT REQUEST FORM

TO: GTECH INTERNATIONAL RESOURCES LIMITED

I, the undersigned, hereby certify that I am the owner of securities (other than debt instruments) of Gtech International Resources Limited (the "Company") and request that my name be placed on the Company's Mailing List in respect of its annual financial statements and the accompanying management's discussion & analysis ("MD & A"), the quarterly financial statements and the accompanying MD & A, or both for the ensuing financial year.*

Please check the corresponding boxes:

A. I WANT to receive Annual Financial Statements and MD & A ☐

B. I WANT to receive Quarterly Financial Statements and MD &A ☐

C. I DECLINE to receive Annual Financial Statements and MD & A ☐

D. I DECLINE to receive Quarterly Financial Statements and MD & A ☐

You will not receive any financial statements and the accompanying MD & A for the ensuing financial year, if you do not check boxes A and B above and return this form.

Name: ______________________________

Address: ____________________________

____

City/Prov/State/ Postal Code: ______________________________

Preferred Method of Communication:

Email: __________ or Mail: __________

Email Address: _________________________

Signature: __________________________ Date: ____________________

*Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

Gtech International Resources Limited will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

Gtech International Resources Limited
P.O. Box 115
Fitzroy, Victoria 3065 Australia
Fax: 61 3 8412 7040

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, 60 - 66 Hanover Street, Fitzroy, Victoria 3065, Australia, on Friday, the 30th day of April, 2010, at the hour of 11:00 a.m. (Australian Eastern Standard Time), for the following purposes:

1. to receive the audited Annual Financial Statements of the Company for the financial year ended April 30, 2009, together with the report of the auditors thereon, and the unaudited Interim Financial Statements of the Company for the nine-month period ended January 31, 2010;

2. to appoint auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

3. to fix the number of directors at three;

4. to elect directors of the Company for the ensuing year;

5. to approve, adopt and ratify the ordinary resolution as set out in the Management Information Circular of the Company dated March 23, 2010 ("**Circular**") accompanying this Notice of Meeting, relating to the annual ratification of the Stock Option Plan of the Company; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by the Circular, either a form of Proxy for registered shareholders or a Voting Instruction Form for beneficial shareholders, and a Financial Statement Request Form. Shareholders are able to request to receive copies of the Company's Annual and/or Interim Financial Statements and the Management's Discussion & Analysis ("**MD&A**") by marking the appropriate box on the Financial Statement Request Form. The Company's audited Annual Financial Statements and the accompanying MD&A for the financial year ended April 30, 2009, and the unaudited Interim Financial Statements and the accompanying MD&A for the nine-month period ended January 31, 2010 are available online at www.sedar.com and which, upon request, will be sent without charge to any securityholder of the Company.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) *"Thomas G. Howitt"*
President & CFO

Fitzroy, Victoria, Australia
March 23, 2010

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on Friday, April 30, 2010 (the "Meeting")

This Form of Proxy is solicited by and on behalf of management of Gtech International Resources Limited ("Management")

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then any one of them should sign this proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy. If the holder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation, and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. If a choice with respect to any matter is not clearly specified in the proxy, the Management Nominees will vote the proxy as recommended by Management.**
6. This proxy confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.
7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted to Computershare must be received not less than 48 hours (excluding Saturday, Sunday and holidays) before the time for holding the Meeting (by 11:00 am, Australian Eastern Standard Time, on Wednesday, April 28, 2010) or any adjournment or postponement thereof.




Appointment of Proxyholder

I/We, being holder(s) of Gtech International Resources Limited (the "Company") hereby appoint: Thomas G. Howitt, President and CFO of the Company, or failing him, Bronwyn Christie, Financial Controller of the Company's parent ("Management Nominees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of **Gtech International Resources Limited** to be held at 60 - 66 Hanover Street, Fitzroy, Victoria, Australia, on April 30, 2010 at 11:00 a.m., Australian Eastern Standard Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Number of Directors

To Set the Number of Directors at **three.**

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Thomas G. Howitt	☐	☐	02. Dr. Paul D.R. MacLeman	☐	☐	03. Sidney C. Hack	☐	☐

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For Withhold

3. Appointment of Auditors

Appointment of **DeVisser Gray LLP, Chartered Accountants** as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For Against

4. Stock Option Plan

To approve, ratify and confirm the ordinary resolution as set out in the Management Information Circular relating to the Stock Option Plan of the Company.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY



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